FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of August 4, 2016

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve 3rd floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö   Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes         No  Ö

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's Press Release announcing Tenaris 2016 Second Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2016.

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris Announces 2016 Second Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS.

Luxembourg, August 3, 2016. - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) ("Tenaris") today announced its results for the quarter ended June 30, 2016 in comparison with its results for the quarter ended June 30, 2015.

Summary of 2016 Second Quarter Results

(Comparison with first quarter of 2016 and second quarter of 2015)
	Q2 2016	Q1 2016		Q2 2015
Net sales ($ million)	1,121	1,257	(11%)	1,868	(40%)
Operating (loss) income ($ million)	(40)	42	(194%)	111	(136%)
Net (loss) income ($ million)	(9)	28	(133%)	72	(113%)
Shareholders' net (loss) income ($ million)	(13)	18	(173%)	66	(120%)
(Loss) earnings per ADS ($)	(0.02)	0.03	(173%)	0.11	(120%)
(Loss) earnings per share ($)	(0.01)	0.02	(173%)	0.06	(120%)
EBITDA* ($ million)	124	205	(40%)	265	(53%)
EBITDA margin (% of net sales)	11.1%	16.3%		14.2%

*EBITDA is defined as operating income plus depreciation, amortization and impairment charges/(reversals). EBITDA includes severance charges of $43 million in Q2 2016, $13 million in Q1 2016 and $89 million in Q2 2015. If these charges were not included EBITDA would have been $167 million (15%) in Q2 2016, $218 million (17%) in Q1 2016 and $354 million (19%) in Q2 2015.

In the second quarter, our sales continued to decline (11% compared to the previous quarter). They were affected by continuing declines in activity throughout North America, the termination of shipments to pipeline projects in Brazil and Argentina and the erosion of prices throughout the world. Our margins also declined and we incurred an operating loss on our Tubes business, which, in addition to lower prices, was affected by a higher ratio of fixed costs resulting from low utilization of production capacity and further restructuring charges.

Cash flow from operations, however, remained positive, amounting to $380 million during the quarter, as we made further reductions in our working capital. Even after capital expenditures of $211 million and a dividend payment of $354 million, our net cash position (cash, other current investments and fixed income investments held to maturity less total borrowings) remains solid at $1.8 billion at the end of the quarter.

Market Background and Outlook
The oil market has moved closer to a balance between supply and demand. North American drilling activity, after falling to a new post-war low in the second quarter, seems to have bottomed out and some oil and gas operators are starting to add back rigs. In the rest of the world, drilling activity may also be close to reaching the bottom. The pace of any recovery, however, will be subdued while oil prices remain low and the financial position of the oil and gas industry and its suppliers continues to deteriorate.
Our sales in the third quarter will continue to be affected by low levels of activity in North America and further price declines reflecting the intense competitive environment in the Eastern Hemisphere.  In the fourth quarter, however, we should see a recovery in sales volumes and capacity utilization levels based on the current order backlog for our operations in the Middle East and Asia Pacific and a pick up in drilling activity in North America, accompanied by a gradual improvement in our EBITDA.

Analysis of 2016 Second Quarter Results

Tubes
The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:
Tubes Sales volume (thousand metric tons)	Q2 2016	Q1 2016		Q2 2015
Seamless	395	366	8%	494	(20%)
Welded	80	146	(45%)	141	(43%)
Total	475	512	(7%)	635	(25%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:
Tubes	Q2 2016	Q1 2016		Q2 2015
(Net sales - $ million)
North America	266	380	(30%)	587	(55%)
South America	245	350	(30%)	466	(47%)
Europe	162	133	22%	189	(14%)
Middle East & Africa	276	239	16%	340	(19%)
Asia Pacific	36	28	26%	100	(64%)
Total net sales ($ million)	985	1,130	(13%)	1,682	(41%)
Operating (loss) income ($ million)[1]	(65)	21	(408%)	99	(166%)
Operating (loss) income (% of sales)	(6.6%)	1.9%		5.9%

1Tubes operating income includes severance charges of $39 million in Q2 2016, $11 million in Q1 2016 and $85 million in Q2 2015.

Net sales of tubular products and services decreased 13% sequentially and 41% year on year. The sequential decline reflects a volume decline of 7% and an average price decline of 6%. In North America sales declined due to the spring break-up in Canada, lower activity in Mexico and further reductions in drilling activity in the United States and lower prices across the region. In South America, sales declined due to the completion of deliveries to major pipeline projects in Brazil and Argentina. In Europe we had higher sales to industrial and process and power clients. In the Middle East and Africa sales increased due to higher OCTG shipments to the Middle East partially offset by lower sales of OCTG and deepwater line pipe to sub-Saharan Africa. In Asia Pacific, sales increased due to a good level of shipments of OCTG products in Indonesia.

Operating results from tubular products and services were a loss of $65 million compared to a gain of $21 million in the previous quarter and $99 million in the previous year. In addition to the effect of lower sales, following a decline in volumes and prices, Tubes operating income during the quarter was negatively affected by a higher ratio of fixed costs resulting from low utilization of production capacity and further severance costs to adjust the workforce to current market conditions, which amounted to $39 million for the segment.

Others
The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:
Others	Q2 2016	Q1 2016		Q2 2015
Net sales ($ million)	136	127	7%	186	(27%)
Operating income ($ million)	25	21	20%	12	103%
Operating income (% of sales)	18.6%	16.6%		6.7%

Net sales of other products and services increased 7% sequentially, mainly due to higher sales of pipes for electric conduit in the United States. Sequentially, the operating income also increased following an improvement in the results of our electric conduit business in the United States.

Selling, general and administrative expenses, or SG&A, amounted to $342 million, or 30.5% of net sales, in the second quarter of 2016, compared to $287 million, 22.8% in the previous quarter and $438 million, 23.4% in the second quarter of 2015. SG&A during the quarter included $24 million of severance charges compared to $3 million in the previous quarter and $34 million in the second quarter of 2015. Additionally, the sequential increase in SG&A is explained by a $31 million variation in the allowance for doubtful accounts as in the previous quarter we had a gain of $28 million from collection of previously provisioned accounts (mainly PDVSA) while in this quarter we have a charge of $3 million.

Financial results improved $25 million versus the previous quarter, amounting to a gain of $10 million, compared to a loss of $15 million in the previous quarter and a loss of $8 million in the second quarter of 2015. Sequentially finance income increased $4 million due to higher returns on our investments while other financial results improved $20 million mostly due to the positive impact from the Euro devaluation on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. dollar, which are to a large extent offset by changes to our currency translation reserve.

Equity in earnings of non-consolidated companies amounted to $19 million in the second quarter of 2016, compared to $12 million in the previous quarter and $4 million in the second quarter of last year. These results are mainly derived from our equity investment in Ternium (NYSE:TX).

Income tax amounted to a credit of $2 million in the second quarter of 2016, as we have a loss before equity in earnings of non-consolidated companies and income tax of $30 million.

Income attributable to non-controlling interests amounted to $4 million in the second quarter of 2016, compared to $10 million in the previous quarter and $6 million in the second quarter of 2015. During the first half of 2016 these results are mainly attributable to our pipe coating subsidiary in Nigeria while last year they were mainly attributable to NKKTubes, our Japanese subsidiary.

Cash Flow and Liquidity of 2016 Second Quarter

Net cash provided by operations during the second quarter of 2016 was $380 million, compared to $309 million in the previous quarter and $548 million in the second quarter of 2015. Reductions in working capital (mainly trade receivables and inventories) amounted to $307 million during the second quarter and $103 million in the previous quarter.

Capital expenditures amounted to $211 million for the second quarter of 2016, compared to $230 million in the previous quarter and $262 million in the second quarter of 2015. Capital expenditures mainly relates to the progress in the construction of the greenfield seamless facility in Bay City, Texas.

Following a dividend payment of $354 million in May 2016, and capital expenditures of $211 million during the second quarter, we maintained a net cash position (i.e., cash, other current investments and fixed income investments held to maturity less total borrowings) of $1.8 billion at the end of the quarter.
Analysis of 2016 First Half Results
	H1 2016	H1 2015	Increase/(Decrease)
Net sales ($ million)	2,378	4,122	(42%)
Operating income ($ million)	2	490	(100%)
Net income ($ million)	19	326	(94%)
Shareholders' net income ($ million)	5	321	(98%)
Earnings per ADS ($)	0.01	0.54	(98%)
Earnings per share ($)	0.00	0.27	(98%)
EBITDA ($ million)[1]	329	792	(58%)
EBITDA margin (% of net sales)	13.9%	19.2%

1 EBITDA includes severance charges of $56 million in H1 2016 and $105 million in H1 2015. If these charges were not included EBITDA would have been $385 million (16%) in H1 2016 and $897 million (22%) in H1 2015.

Our sales in the first half of 2016 declined 42% compared to the first half of 2015, mainly due to lower shipments of tubular products. EBITDA declined 58% to $329 million in the first half of 2016 compared to $792 million in the first half of the previous year, following the decline in sales and a reduction in the EBITDA margin, from 19.2% to 13.9%. EBITDA includes severance charges, due to the adjustment of the workforce to current market conditions, which amounted to $56 million in the first half of 2016 and $105 million in the first half of 2015. Net income attributable to owners of the parent during the first half of 2016 was $5 million or $0.01 per ADS, which compares with $321 million or $0.54 per ADS in the first half of 2015. The decline in net income mainly reflects a challenging operating environment affected by lower shipments and prices, a higher ratio of fixed costs resulting from low utilization of production capacity and severance costs to adjust the workforce to current market conditions.
Cash flow from operations amounted to $689 million during the first half of 2016, including working capital reductions of $410 million. Following a dividend payment of $354 million in May 2016, and capital expenditures of $441 million during the first half of 2016, we reached a net cash position (i.e., cash, other current investments and fixed income investments held to maturity less total borrowings) of $1.8 billion at the end of June 2016.

The following table shows our net sales by business segment for the periods indicated below:
Net sales ($ million)	H1 2016		H1 2015		Increase/(Decrease)
Tubes	2,115	89%	3,759	91%	(44%)
Others	263	11%	363	9%	(28%)
Total	2,378	100%	4,122	100%	(42%)

Tubes
The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Sales volume (thousand metric tons)	H1 2016	H1 2015	Increase/(Decrease)
Seamless	761	1,149	(34%)
Welded	226	300	(25%)
Total	987	1,449	(32%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	H1 2016	H1 2015	Increase/(Decrease)
(Net sales - $ million)
North America	646	1,549	(58%)
South America	595	954	(38%)
Europe	295	425	(31%)
Middle East & Africa	515	654	(21%)
Asia Pacific	64	178	(64%)
Total net sales ($ million)	2,115	3,759	(44%)
Operating income ($ million) [1]	(44)	469	(109%)
Operating income (% of sales)	(2.1%)	12.5%

1Tubes operating income includes severance charges of $50 million in the first half of 2016 and $100 million in the first half of 2015. If these charges were not included operating income would have been $7 million in the first half of 2016 and $569 million in the first half of 2015.

Net sales of tubular products and services decreased 44% to $2,115 million in the first half of 2016, compared to $3,759 million in the first half of 2015, as a result of a 32% decline in shipment volumes and a 17% decline in average selling prices. Sales were negatively affected by the adjustment in oil and gas drilling activity in response to the collapse in oil and gas prices and inventory adjustments taking place particularly in North America. In the first half of 2016, the average number of active drilling rigs, or rig count, declined 39% worldwide (56% in the United States and Canada and 19% in the rest of the world) compared to the average rig count in the first half of 2015.

Operating results from tubular products and services decreased 109% to a loss of $44 million in the first half of 2016, from income of $469 million in the first half of 2015. Results have been negatively affected by the decline in sales and a reduction in operating margins affected by a higher ratio of fixed costs resulting from low utilization of production capacity and severance costs to adjust the workforce to current market conditions.
Others
The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:
Others	H1 2016	H1 2015	Increase/(Decrease)
Net sales ($ million)	263	363	(28%)
Operating income ($ million)	46	22	115%
Operating income (% of sales)	17.6%	5.9%

Net sales of other products and services decreased 28% to $263 million in the first half of 2016, compared to $363 million in the first half of 2015, mainly due to lower sales of sucker rods, coiled tubing and industrial equipment in Brazil, partially offset by higher sales of pipes for electric conduit in the United States.
Operating income from other products and services increased 115%, to $46 million in the first half of 2016, compared to $22 million during the first half of 2015, following an improvement in the results of our electric conduit business in the United States.
Selling, general and administrative expenses, or SG&A, amounted to $629 million in the first half of 2016 and $874 million in the first half of 2015, however, it increased as a percentage of net sales to 26.4% in the first half of 2016 compared to 21.2% in the first half of 2015 mainly due to the effect of fixed and semi fixed expenses on lower sales.
Financial results amounted to a loss of $5 million in the first half of 2016, compared to a loss of $10 million in the first half of 2015. Net finance income amounted to a gain of $35 million in the first half of 2016, compared to a gain of $7 million in the first half of 2015. Other financial results amounted to a loss of $40 million in the first half of 2016, compared to a loss of $17 million in the first half of 2015. During the first half of 2016 other financial results were negatively affected by the Euro appreciation on Euro denominated intercompany liabilities, largely offset in currency translation adjustment and by the Brazilian Real appreciation on hedging instruments.
Equity in earnings of non-consolidated companies generated a gain of $30 million in the first half of 2016, compared to a gain of $12 million in the first half of 2015. These results are mainly derived from our equity investment in Ternium (NYSE:TX).
Income tax charges amounted to $9 million in the first half of 2016, compared to $167 million in the first half of 2015.
Income attributable to non-controlling interests amounted to $14 million in the first half of 2016, compared to $5 million in the first half of 2015. Results during the first half of 2016 are mainly attributable to our pipe coating subsidiary in Nigeria, while in the previous year they were mainly related to NKKTubes, our Japanese subsidiary.

Cash Flow and Liquidity of 2016 First Half

Net cash provided by operations during the first half of 2016 amounted to $689 million (including working capital reductions of $410 million), compared to $1,426 million in the first half of 2015 (including working capital reductions of $912 million). In addition to the lower reduction in working capital the decline is mainly due to lower operating results.
Capital expenditures amounted to $441 million in the first half of 2016, compared to $523 million in the first half of 2015, as we continue progressing in the construction of the greenfield seamless facility in Bay City, Texas.
Following a dividend payment of $354 million in May 2016, our financial position at June 30, 2016, amounted to a net cash position (i.e., cash, other current investments and fixed income investments held to maturity less total borrowings) of $1.8 billion, similar to the level we had a year ago.
Tenaris Files Half-Year Report

Tenaris S.A. announces that it has filed its half-year report for the six-month period ended June 30, 2016 with the Luxembourg Stock Exchange. The half-year report can be downloaded from the Luxembourg Stock Exchange's website at www.bourse.lu and from Tenaris's website at www.tenaris.com/investors.

Holders of Tenaris's shares and ADSs, and any other interested parties, may request a hard copy of the half-year report, free of charge, at 1-888-300-5432 (toll free from the United States) or 52-229-989-1159 (from outside the United States).

Conference call

Tenaris will hold a conference call to discuss the above reported results, on August 4, 2016, at 9:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions. To access the conference call dial in +1 877 730 0732 within North America or +1 530 379 4676 internationally. The access number is "46366875". Please dial in 10 minutes before the scheduled start time. The conference call will be also available by webcast at www.tenaris.com/investors

A replay of the conference call will be available on our webpage http://ir.tenaris.com/ or by phone from 12:00 pm ET on August 4 through 11:59 pm on August 12, 2016. To access the replay by phone, please dial +1 855. 859.2056 or +1 404 537.3406 and enter passcode "46366875" when prompted.

Some of the statements contained in this press release are "forward-looking statements". Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2016	2015	2016	2015
Continuing operations	Unaudited		Unaudited
Net sales	1,120,673	1,868,078	2,377,927	4,121,633
Cost of sales	(814,847)	(1,324,377)	(1,742,240)	(2,765,069)
Gross profit	305,826	543,701	635,687	1,356,564
Selling, general and administrative expenses	(341,996)	(437,620)	(628,563)	(873,727)
Other operating income (expense), net	(3,644)	5,041	(4,774)	7,658
Operating (loss) income	(39,814)	111,122	2,350	490,495
Finance Income	24,212	10,978	44,107	23,085
Finance Cost	(4,814)	(9,363)	(9,118)	(15,620)
Other financial results	(9,776)	(9,718)	(39,934)	(16,988)
(Loss) income before equity in earnings of non-consolidated companies and income tax	(30,192)	103,019	(2,595)	480,972
Equity in earnings of non-consolidated companies	18,612	4,269	30,339	12,184
(Loss) income before income tax	(11,580)	107,288	27,744	493,156
Income tax	2,403	(34,965)	(8,971)	(166,890)
(Loss) income for the period	(9,177)	72,323	18,773	326,266

Attributable to:
Owners of the parent	(13,266)	66,314	4,895	321,396
Non-controlling interests	4,089	6,009	13,878	4,870
	(9,177)	72,323	18,773	326,266

Consolidated Condensed Interim Statement of Financial Position
(all amounts in thousands of U.S. dollars)	At June 30, 2016		At December 31, 2015
	Unaudited
ASSETS
Non-current assets
Property, plant and equipment, net	5,945,317		5,672,258
Intangible assets, net	2,032,412		2,143,452
Investments in non-consolidated companies	524,625		490,645
Available for sale assets	21,572		21,572
Other investments	330,856		394,746
Deferred tax assets	197,906		200,706
Receivables	201,547	9,254,235	220,564	9,143,943
Current assets
Inventories	1,533,666		1,843,467
Receivables and prepayments	126,817		148,846
Current tax assets	162,188		188,180
Trade receivables	1,019,342		1,135,129
Other investments	1,879,082		2,140,862
Cash and cash equivalents	394,351	5,115,446	286,547	5,743,031
Total assets		14,369,681		14,886,974
EQUITY
Capital and reserves attributable to owners of the parent		11,468,566		11,713,344
Non-controlling interests		161,922		152,712
Total equity		11,630,488		11,866,056
LIABILITIES
Non-current liabilities
Borrowings	32,859		223,221
Deferred tax liabilities	661,377		750,325
Other liabilities	228,634		231,176
Provisions	64,291	987,161	61,421	1,266,143

Current liabilities
Borrowings	787,187		748,295
Current tax liabilities	124,813		136,018
Other liabilities	250,208		222,842
Provisions	14,296		8,995
Customer advances	68,939		134,780
Trade payables	506,589	1,752,032	503,845	1,754,775
Total liabilities		2,739,193		3,020,918
Total equity and liabilities		14,369,681		14,886,974

Consolidated Condensed Interim Statement of Cash Flows
	Three-month period ended June 30,		Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2016	2015	2016	2015
Cash flows from operating activities	Unaudited		Unaudited

Income for the period	(9,177)	72,323	18,773	326,266
Adjustments for:
Depreciation and amortization	163,963	153,464	327,118	301,201
Income tax accruals less payments	(52,560)	(101,751)	(68,731)	(87,614)
Equity in earnings of non-consolidated companies	(18,612)	(4,269)	(30,339)	(12,184)
Interest accruals less payments, net	(10,786)	1,838	(30,185)	(2,613)
Changes in provisions	1,373	3,396	8,171	(7,190)
Changes in working capital	307,317	396,846	410,232	912,482
Other, including currency translation adjustment	(1,790)	26,242	53,836	(4,366)
Net cash provided by operating activities	379,728	548,089	688,875	1,425,982

Cash flows from investing activities
Capital expenditures	(211,174)	(261,928)	(441,423)	(523,187)
Changes in advance to suppliers of property, plant and equipment	20,094	13,605	34,352	15,899
Investment in non-consolidated companies	(17,108)	-	(17,108)	-
Net loan to non-consolidated companies	(13,464)	(3,461)	(23,848)	(9,749)
Proceeds from disposal of property, plant and equipment and intangible assets	2,256	1,319	3,979	1,873
Dividends received from non-consolidated companies	20,674	20,674	20,674	20,674
Changes in investments in securities	195,754	(193,956)	325,682	(730,687)
Net cash used in investing activities	(2,968)	(423,747)	(97,692)	(1,225,177)

Cash flows from financing activities
Dividends paid	(354,161)	(354,161)	(354,161)	(354,161)
Dividends paid to non-controlling interest in subsidiaries	-	-	(4,311)	-
Acquisitions of non-controlling interests	(111)	(854)	(477)	(854)
Proceeds from borrowings	242,471	516,584	495,942	1,123,894
Repayments of borrowings	(407,071)	(441,268)	(627,904)	(859,463)
Net cash used by financing activities	(518,872)	(279,699)	(490,911)	(90,584)

Increase in cash and cash equivalents	(142,112)	(155,357)	100,272	110,221
Movement in cash and cash equivalents
At the beginning of the period	530,743	671,817	286,198	416,445
Effect of exchange rate changes	4,012	264	6,173	(9,942)
Increase in cash and cash equivalents	(142,112)	(155,357)	100,272	110,221
At June 30,	392,643	516,724	392,643	516,724
	At June 30,		At June 30,
Cash and cash equivalents	2016	2015	2016	2015
Cash and bank deposits	394,351	519,230	394,351	519,230
Bank overdrafts	(1,708)	(2,506)	(1,708)	(2,506)
	392,643	516,724	392,643	516,724

Net financial position
	At June 30,
	2016	2015
Cash and bank deposits	392,643	516,724
Bank overdrafts	1,708	2,506
Other current investments	1,879,082	2,569,066
Fixed income investments held to maturity	329,182	-
Borrowings	(820,046)	(1,260,695)
Net cash / (debt)	1,782,569	1,827,601